Ur-Energy Inc.
1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Ur-Energy Inc. (the “Corporation”) will be held at Hampton Inn & Suites, 7611 Shaffer Parkway, Littleton, Colorado 80127 on Thursday, May 8, 2008 commencing at 1:00 p.m.(MDT) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2007 together with the report of the auditor thereon;

2.	to elect directors;

3.	to re-appoint PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditor;

4.	to consider and, if thought advisable, to pass, with or without variation, a resolution confirming the Corporation’s Amended By-Law No. 1 (“By-Law Resolution”);

5.

to consider and, if deemed advisable, to pass, with or without amendment, a resolution (i) ratifying, confirming and approving the renewal of the Ur-Energy Inc. Stock Option Plan 2005, as amended (the “Option Plan”), and (ii) approving and authorizing for a period of three years all unallocated options issuable pursuant to the Option Plan (the “Option Plan Resolution”); and

6.	to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this notice are the Circular, containing details of the matters to be dealt with at the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2007, together with management’s discussion and analysis thereon, and a form of proxy.

Shareholders who are unable to attend the annual and special meeting in person are requested to complete and sign the accompanying form of proxy and return it by mail in the enclosed return envelope or by facsimile or by Internet. To be effective, proxies must be received by the Corporation’s transfer agent, Equity Transfer & Trust Company, Suite 420, 120 Adelaide Street West, Toronto Ontario M5H 4C3, Attention: Proxy Department, or by facsimile at 416-361-0470 or Internet prior to 5:00 p.m. (MDT) on Wednesday, May 7, 2008 or if the annual and special meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to when any adjournment thereof is to be held, or may be deposited with the Chair of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

DATED at Denver, Colorado, this 3rd day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Paul G. Goss”
Corporate Secretary